

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2012

Via E-mail
William D. Baird
Chief Financial Officer
Amicus Therapeutics, Inc.
1 Cedarbrook Drive
Cranbury, NJ 08512

> **Re:** **Amicus Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 6, 2012**
> **File No. 333-185307**

Dear Mr. Baird:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 8

1. We note your description of the selling stockholders as initially having acquired the preferred stock that was later converted into the comment stock to be resold "through several private placements of [y]our convertible preferred stock completed…prior to [y]our initial public offering." Pursuant to Rule 430B, please expand this disclosure to identify each initial offering transaction in which the selling stockholder acquired the securities to be sold.

Legal Opinion, Exhibit 5.1

2. We note that the legal opinion filed as Exhibit 5.1 states that the debt securities, warrants and units registered on this registration statement are "validly issued." Please file a revised legal opinion that opines that the debt securities, warrants, and units comprised of

two or more underlying securities will be binding obligations of the registrant. See Sections II.B(1)(e), (f), and (h) of Staff Legal Bulletin No. 19 for more information.

3. We note that the opinions are limited to the General Corporation Law of the State of Delaware as applied by courts in Delaware. However, we also note that the form of indenture filed as Exhibit 4.10, pursuant to which the debt securities will be issued, is governed by the laws of the State of New York. Please file a revised legal opinion that also opines on the law of the State of New York. See Section II.B(1)(e) of Staff Legal Bulletin No. 19 for more information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Amy Reischauer at (202) 551-3793, Jennifer Riegel at (202) 551-3575, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Peter M. Macaluso
Assistant General Counsel
Amicus Therapeutics, Inc.
1 Cedar Brook Drive
Cranbury, NJ 08512